Exhibit 99.1

NEWS RELEASE

OLYMPUS ANNOUNCES INCREASED GOLD EQUIVALENT RESOURCE OF 833,500 OZ. AT BONG MIEU

HIGHLIGHTS

•
An upgrade of Resources at Bong Mieu East has increased total gold Resources at the Bong Mieu Project area to 664,500 ounces. This figure rises to 833,500 ounces when the gold equivalent value of tungsten in the Bong Mieu East deposit is included.

•
A fully funded US$ 8 million Budget has been approved by the Board of Olympus Pacific for a Preliminary Feasibility Study to determine the viability of a 100,000 ounce per year treatment plant to be undertaken in parallel with a Resource and Exploration drilling program totalling 12,000 meters over the next 18 months.

•
The Bong Mieu drilling program will target reserves and resources totalling between 2.5 and 3.5 million tonnes averaging 5 to 6 g/t Au adding some 400,000 to 675,000 ounces to the Resource base by mid-2009.

Toronto, October 9, 2007 - Olympus Pacific Minerals Inc. (TSX: OYM) is pleased to report significant increases to the mineral resource at the Bong Mieu Gold Property as outlined in a Technical Report prepared by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) The full text of the report is available on the Olympus and Sedar websites: (www. olympuspacific.com) (www.sedar.com) TMC/SA reviewed planned exploration and development programs and agreed that the projects have merit and justify the programs and levels of projected expenditure.

TMC/SA recommended that a preliminary feasibility study be undertaken to review the three gold deposits at the Bong Mieu Project in their entirety to evaluate the development of a larger gold processing plant capable of producing approximately 100,000 oz of gold annually.

The Bong Mieu property is located in the southeast corner of Quang Nam Province of central Vietnam, some 70 km south of the port city of Danang and 20 km southwest of the provincial capital Tam Ky. The property hosts four known gold deposits - Ho Gan, Ho Ray, Thac Trang and Nui Kem.

BONG MIEU UNDERGROUND

At Nui Kem, Olympus is developing a decline to access levels below the old mine, a hanging wall drive will be developed for exploration drilling. Further exploration drill holes are planned which will determine the extent and value of the resource.

BONG MIEU NW
Bong Mieu Office
Ho Ray
BM EAST
Ho Gan
Plant Site
Rung De
Thac Trang
BM CENTRAL
BONG MIEU
WEST
Ho Gan Mine
BM UG
Saro Hill
Nui Kem
West
Nui Kem
Upper Vein
Suoi Tre
N
1 km
Legend
Alluvium
Silimanite-mica-quartz schist
Gneissoid silimanite-biotite schist
Augen gneiss
Intrusive
Mica-feldspar-quartz schist
intercalated with calc silicate
Resource boundary
Resource potential
Faults
Streams
Bong mieu anticline
Mining licence boundary

BONG MIEU EAST

The TMC/SA report focuses on the Ho Ray / Thac Trang (Bong Mieu East) gold/tungsten/fluorine deposit and provided an update on the Ho Gan gold deposit. TMC/SA audited the Mineral Resource estimate for the Ho Ray and Thac Trang deposits prepared by Olympus and validated the resulting block model tonnages and grades. TMC/SA classified the Resources using the CIMM standards as required by NI 43-101.

•
Measured and Indicated Resource categories at Bong Mieu East are increased to 129,300 ounces gold (Measured Resources 46,100 ounces and Indicated Resources 83,200 ounces) Inferred Resources total 86,200 ounces gold.

•
The tungsten content of the Resource has been estimated for the first time. Tungsten Measured and Indicated Resources are 1.98 million kg (Measured Resources 0.78 million kg and Indicated Resources 1.20 million kg). Inferred Resources are estimated at 1.77 million kg.

•
Using values of US$250/MTU for tungsten and US$700/oz. for gold, the value of the tungsten in the Bong Mieu East Resource is equivalent to a further 169,000 ounces. (One MTU contains 7.93kg tungsten as WO3)

The TMC/SA report reviews and compares historical resource estimates, estimation methodology and comparative estimates while detailing the methodology used to make the Resource Estimates summarised in Tables 1 and 2 (below).

The Ho Ray, Thac Trang and combined Bong Mieu East Mineral Resource estimates are shown in Tables 1, 2 and 3. The gold resource estimates are based on a 0.5 g/t Au cut-off and 10 g/t Au top cut.

TABLE 1 – BONG MIEU EAST: MEASURED, INDICATED AND INFERRED GOLD MINERAL RESOURCES

	Ho Ray		Thac Trang		Combined
Category	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Measured	508,300	2.25	118,600	2.47	626,900	2.29
Indicated	968,900	2.09	354,400	1.59	1,323,300	1.95
Measured +
Indicated	1,477,200	2.14	473,000	1.81	1,950,200	2.06
Inferred	1,063,800	1.47	809,400	1.38	1,873,200	1.43

TABLE 2 – BONG MIEU EAST: MEASURED, INDICATED AND INFERRED TUNGSTEN MINERAL RESOURCES

	Ho Ray		Thac Trang		Combined
Category	Tonnes	W	Tonnes	W	Tonnes	W
	(t)	(ppm)	(t)	(ppm)	(t)	(ppm)
Measured	434,400	1,749	94,100	246	528,500	1,481
Indicated	809,600	1,413	232,300	230	1,041,900	1,150
Measured +
Indicated	1,244,000	1,530	326,400	235	1,570,400	1,261
Inferred	1,305,500	1,104	958,500	342	2,264,000	782

DATA ANALYSIS AND RESOURCE CALCULATION METHODOLOGY

The statistical analyses and block model calculation methodology used in the TMC/SA report are detailed on pages 105 to 145 of that report.

•
In the Ho Ray and Thac Trang deposits top cut values for gold, tungsten and fluorine were 10 g/t Au, 10,000 ppm W and 4.5% F were applied. No lower cut-off was applied to tungsten and fluorine data whilst a 0.5 g/t cut-off was used for gold.

•	Densities used for calculating tonnage were 1.97 g/ccm in oxide material and 2.81 g/ccc for sulphide ores.

•	Block models were created in Gemcom. The mineralised zone wireframes were filled with 2m x 2m x 1m model cells.

Olympus, as first mover in Vietnam, is positioned to become a leading gold explorer and producer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:
David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T:  (416) 572-2525 or TF: 1-888-902-5522
F:  (416) 572-4202

www.olympuspacific.com

Unless otherwise noted, the technical information in this release has been prepared by and/or reviewed by Mr. TRP (Rod) Jones, Vice-President Exploration for Olympus Pacific Minerals Inc, who is a Qualified Person as defined by National Instrument 43-101.

Statements contained in this release that are not historical facts are forward-looking statements that involve risk and uncertainties, which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company relies upon litigation protection for forward-looking statements.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.